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                                                               P.O. Box 2600
                                                            Valley Forge, PA
                                                                  19482-2600

                                                                610-669-2627
                                               laura_j_merianos@vanguard.com


April 3, 2006


Christian Sandoe, Esq.
Division of Investment Management
U.S. Securities and Exchange Commission                    via electronic filing
450 Fifth Street,
N.W., Fifth Floor
Washington, D.C. 20549

Re:         Vanguard Bond Index Funds


Dear Mr. Sandoe:


         The following responds to your comments of April 3, 2006 on the post-effective amendment of the registration statement of the above-referenced registrant. You commented on Post-Effective Amendment No. 39 that was filed on February 16, 2006.

COMMENT 1:        PROSPECTUS--FREQUENT TRADING AND MARKET TIMING POLICY
-----------------------------------------------------------------------
Comment:          The Fund's broad policies with respect to frequent trading and market-timing are disclosed in the prospectus under the heading "Frequent Trading or Market-Timing." However, specific policies applicable to discrete types of investors are disclosed in various places throughout the "Investing with Vanguard" section. All of the Fund's policies concerning frequent trading and market-timing should be disclosed together under the heading "Frequent Trading and Market-Timing."

Response:         We believe that the Fund's policies against frequent trading and market-timing are properly disclosed in the prospectus pursuant to Item 6(e)(4) of Form N-1A. Item 6(e)(4) does not require that the specific policies applicable to each type of shareholder be disclosed together in the prospectus. As such, we believe that it is appropriate to have the general discussion of the Fund's policies against frequent trading and market-timing under the heading "Frequent Trading or Market-Timing" with a reference to the "Investing with Vanguard" section where specific policies applicable to different types of shareholders and transactions are disclosed.

                  We believe that removing the disclosure from the "Investing with Vanguard" section and combining the disclosure into a single "Frequent Trading and Market-Timing" section would make the discussion of transaction policies incomplete in the "Investing with Vanguard" section. Repeating the specific policies in both the "Investing with Vanguard" section and under the "Frequent Trading and Market-Timing" heading would unnecessarily clutter the prospectus with duplicative disclosure.

Christian Sandoe
April 3, 2006
Page 2




COMMENT 2:        PROSPECTUS--REQUESTS FOR STATEMENT OF ADDITIONAL INFORMATION
------------------------------------------------------------------------------
Comment:          The back cover of the prospectus does not tell investors that they may access the Statement of Additional Information (SAI) at Vanguard's website. Please modify the back cover to inform investors that they may access the SAI at Vanguard's website.

Response:         We will make the requested modification.


TANDY REQUIREMENTS
------------------
Comment: The SEC is now requiring all registrants to provide at the end of response letters to registration statement comments, the following statements:

                  o Each Fund is responsible for the adequacy and accuracy of the disclosure in the filing.
                  o Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.
                  o Each Fund may not assert staff comments as a defense in
                    any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:         As required by the SEC, we will provide the foregoing
                   acknowledgements.

                                     * * * * *

              As required by the SEC, the Funds acknowledge that:

                  o Each Fund is responsible for the adequacy and accuracy of the disclosure in the filing.
                  o Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.
                  o Each Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         Please contact me at (610) 669-2627 with any questions or comments regarding the above responses. Thank you.

Sincerely,



Laura Merianos
Associate Counsel
Securities Regulation, Legal Department